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Filed by Silicon Graphics, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and Rule 13e-4 under the Security Exchange Act of 1934
Subject Company: Silicon Graphics, Inc.
Commission File No. 001-10441

SGI Files Exchange Offer for Convertible Notes

MOUNTAIN VIEW, Calif. (November 21, 2003)—Silicon Graphics, Inc. (NYSE: SGI) today filed a registration statement and a tender offer statement with other related documents with the Securities and Exchange Commission for an exchange offer for its 5.25% Senior Convertible Notes due September 2004. The terms of the exchange offer are consistent with those previously announced in SGI's November 4 press release.

SGI is offering to exchange up to $230 million principal amount of its existing 5.25% Senior Convertible Notes for, at the holder's election, either new 11.75% Senior Secured Notes due June 2009 or new 6.50% Senior Secured Convertible Notes due June 2009. The new notes will be issued in principal amounts equal to the principal amounts of existing notes tendered. The 6.50% Senior Secured Convertible Notes will be convertible into SGI Common Stock at $1.25 per share. The 11.75% Senior Secured Notes are not convertible. The new notes are secured by a junior priority lien on the assets that also secure the company's senior credit facility.

The purpose of the exchange offer is to offer holders of the existing notes an increase in yield, the benefits of a security interest and (in the case of the 6.50% Senior Secured Convertible Notes) a decrease in the conversion price in return for an extension of the maturity.

The exchange offer is subject to the satisfaction or waiver of several conditions, including that a minimum of 80% of the principal amount of the existing notes has been validly tendered and not withdrawn, and that SGI shall have received shareholder approval for the issuance of the shares of common stock into which the 6.50% Senior Secured Convertible Notes will be convertible. Shareholder approval will be sought at SGI's annual shareholders meeting scheduled for December 16, 2003. The exchange offer is scheduled to expire at midnight New York City time on December 19, 2003, unless extended.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be exchanged or sold nor may offers to exchange or buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Noteholders are strongly advised to read the registration statement, tender offer statement and other related documents because these documents contain important information. Stockholders and noteholders may obtain a free copy of these documents from SGI or at the SEC's website, www.sec.gov.

Noteholders may obtain copies of the exchange offer materials from MacKenzie Partners, the information agent for the exchange offer, at 800-322-2885.

Silicon Graphics, SGI and the SGI logo are registered trademarks of Silicon Graphics, Inc., in the U.S. and/or other countries worldwide. All other trademarks mentioned herein are the property of their respective owners.

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  SGI Files Exchange Offer for Convertible Notes